03031470

SEP 16 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
SEP 17 2003
THOMSON
FINANCIAL

Saxon Asset Securities Company
(Exact Name of Registrant as Specified in Charter)

0001014299
(Registrant CIK Number)

Form 8-K for September 12, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103240
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

87565
Form SE
Saxon 2003-3

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 16, 2003.

SAXON ASSET SECURITIES COMPANY

By: ______________________________

Name: Ernest G. Bretana
Title: Vice President

87565
Form SE
Saxon 2003-3

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SAXON ASSET SECURITIES COMPANY

Mortgage Loan Asset Backed Certificates, Series 2003-3

$980,500,000 (Approximate)

SAXON

SAXON ASSET SECURITIES TRUST 2003-3
MORTGAGE LOAN ASSET BACKED CERTIFICATES, SERIES 2003-3

SAXON ASSET SECURITIES COMPANY
Depositor

SAXON MORTGAGE, INC.
Seller and Master Servicer

SAXON MORTGAGE SERVICES, INC.
Servicer

September 2003

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: September 2, 2003***

$980,500,000 (Approximate)
Saxon Asset Securities Trust 2003-3
Subject to a +/- 10% Variance

Class[1,3,4]	Principal Amount	WAL (Yrs) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Expected Rating (S&P/Moody's/Fitch)	Assumed Final Distribution Date[5]	Certificate Type
AF-1	85,263,158	1.00/1.00	1-21/1-21	AAA/Aaa/AAA	December 2033	Variable Rate Sequential
AF-2	27,684,211	2.00/2.00	21-27/22-27	AAA/Aaa/AAA	December 2033	Fixed Rate Sequential
AF-3	52,736,842	3.00/3.00	27-49/27-49	AAA/Aaa/AAA	December 2033	Fixed Rate Sequential
AF-4	24,315,789	5.00/5.00	49-73/49-73	AAA/Aaa/AAA	December 2033	Fixed Rate Sequential
AF-5	28,562,105	7.06/10.24	73-86/73-227	AAA/Aaa/AAA	December 2033	Fixed Rate Sequential
AF-6	18,421,053	6.17/6.68	37-86/37-225	AAA/Aaa/AAA	December 2033	Fixed Rate NAS
AV-1	421,092,632	2.63/2.75	1-86/1-166	AAA/Aaa/AAA	December 2033	Variable Rate Pass-Through
AV-2	159,924,211	2.71/2.89	1-86/1-185	AAA/Aaa/AAA	December 2033	Variable Rate Pass-Through
M-1	62,500,000	4.97/5.52	39-86/39-174	AA/Aa2/AA	December 2033	Variable Rate Subordinate
M-2	50,000,000	4.94/5.38	38-86/38-143	A/A2/A+	December 2033	Variable Rate Subordinate
M-3	17,500,000	4.92/5.28	37-86/37-123	A-/A3/A	December 2033	Variable Rate Subordinate
M-4	12,000,000	4.92/5.19	37-86/37-113	BBB+/Baa1/A-	December 2033	Variable Rate Subordinate
M-5	8,500,00	4.92/5.10	37-86/37-103	BBB/Baa2/BBB+	December 2033	Variable Rate Subordinate
M-6	12,000,000	4.88/4.92	37-86/37-94	BBB-/Baa3/BBB-	December 2033	Variable Rate Subordinate
Total:	**$980,500,000**					

(1) The Class AF-1 through Class AF-6 Certificates are backed primarily by the cash flows from a pool of conforming and non-conforming balance fixed-rate mortgage loans. The Class AV-1 Certificates are backed primarily by a pool of conforming balance fixed-rate and adjustable-rate mortgage loans. The Class AV-2 Certificates are backed primarily by a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are backed primarily by all three pools of mortgage loans. The principal balance of each Class of Offered Certificates is subject to a +/- 10% variance.
(2) See "Pricing Prepayment Speed" herein.
(3) The Certificates are subject to a 10% Clean-up Call (as described herein). After the first distribution date on which the Clean-up Call is exercisable, the coupon on the Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates will increase by 0.50%, the margin on the Class AF-1, Class AV-1 and Class AV-2 Certificates will double and the margin on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will increase by 1.5 times.
(4) All Certificates, other than the classes of Certificates not offered, are subject to the Net WAC Cap Rate (as described herein).
(5) Estimated assumed final payment dates, subject to final collateral.

Seller and Master Servicer:	Saxon Mortgage, Inc.
Depositor:	Saxon Asset Securities Company
Trustee:	Deutsche Bank Trust Company Americas
Lead Underwriter:	Greenwich Capital Markets, Inc.
Co–Underwriters:	Credit Suisse First Boston JP Morgan Merrill Lynch

Certificates: The Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates are collectively referred to herein as the "Group I Certificates." The Class AV-1 Certificates are referred to herein as the "Group II Certificates." The Class AV-2 Certificates are referred to herein as the "Group III Certificates." The Group I Certificates, Group II Certificates and Group III Certificates are collectively referred to herein as the "Class A Certificates." The Class A Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together the "Subordinate Certificates") are the subject of this Preliminary Term Sheet and are collectively referred to herein as the "Offered Certificates." The Trust will also issue Class C, Class P and Class R Certificates, which are not offered.

Rating Agencies: Moody's Investor Services, Inc. ("***Moody's***"), Standard and Poor's Rating Services, Inc. ("***S&P***"), and Fitch Ratings ("***Fitch***").

Registration: The Offered Certificates will be available in book–entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.

Cut–off Date: The close of business on September 1, 2003 for the loans to be sold to the trust on the Closing Date.

Expected Pricing Date: Week of September 2, 2003.

Expected Settlement Date: September 16, 2003

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in October 2003.

Accrued Interest: The price to be paid by investors for the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will not include accrued interest (settling flat). The Class AF–2, Class AF–3, Class AF–4, Class AF–5 and Class AF–6 Certificates will settle with accrued interest from September 1, 2003, up to, but not including, the Settlement Date (15 days).

Interest Accrual Period: The "***Interest Accrual Period***" for the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates with respect to any Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The Interest Accrual Period for the Class AF–2, Class AF–3, Class AF–4, Class AF–5 and Class AF–6 Certificates with respect to any Distribution Date will be the calendar month immediately preceding the month in which such Distribution Date occurs (based on a 360–day year consisting of twelve 30–day months).

Record Date: With respect to the Class AF–1, Class AV–1, Class AV–2, Class M–1, Class M–2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, the business day immediately preceding the Distribution Date. With respect to the Class AF–2, Class AF–3, Class AF–4, Class AF–5 and Class AF–6 Certificates, the last business day of the month immediately preceding the month in which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date).

Federal Tax Status: The Offered Certificates are expected to be treated as REMIC regular interests for federal income tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: Only the Class AV–1 and Class AV-2 Certificates will constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean–up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean–up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut–off Date and (ii) the amounts on deposit in the Pre–Funding Account on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

100% PPC for the Fixed-rate Mortgage Loans
(100% PPC is equal to 2.2% CPR to 22% CPR over 10 months and then 22% CPR thereafter)

100% PPC for the Adjustable Rate Mortgage Loans
(100% PPC is equal to 4% CPR to 35% CPR over 22 months and then 35% CPR thereafter)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $612,280,750, consisting of (i) approximately (i) $177,384,461 of first and second lien, conforming and non-conforming balance fixed-rate Mortgage Loans (the "***Initial Group I Mortgage Loans***"), (ii) approximately $315,191,581 of first lien, conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Initial Group II Mortgage Loans***"), and (iii) approximately $119,704,708 of first lien, conforming and non-conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Initial Group III Mortgage Loans***"). The Initial Group I Mortgage Loans, Initial Group II Mortgage Loans and Initial Group III Mortgage Loans are collectively referred to herein as the "***Initial Mortgage Loans.***" See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Additional Mortgage Loans: On or prior to the Closing Date, in addition to the Initial Mortgage Loans, approximately $87,719,250 of additional loans will be added to the trust, consisting of (i) approximately $25,413,230 of additional first and second lien, conforming and non-conforming balance fixed-rate Mortgage Loans (the "***Additional Group I Mortgage Loans***"), (ii) approximately $45,156,359 of additional first lien, conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Additional Group II Mortgage Loans***") and (iii) approximately $17,149,661 of additional first lien, conforming and non-conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Additional Group III Mortgage Loans***"). The Additional Group I Mortgage Loans, Additional Group II Mortgage Loans and Additional Group III Mortgage Loans are collectively referred to herein as the "***Additional Mortgage Loans.***" On the Closing Date, the Initial Mortgage Loans and the Additional Mortgage Loans will be the "***Closing Date Mortgage Loans.***"

Subsequent Mortgage Loans: After the Closing Date, in addition to the Closing Date Mortgage Loans, approximately $300,000,000 of additional loans will be added to the trust, consisting of (i) approximately (i) $86,913,296 of first and second lien, conforming and non-conforming balance fixed-rate Mortgage Loans (the "***Subsequent Group I Mortgage Loans***"), (ii) approximately $154,434,832 of first lien, conformingbalance fixed-rate and adjustable-rate Mortgage Loans (the "***Subsequent Group II Mortgage Loans***") and (iii) approximately $58,651,872 of first lien, conforming and non-conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Subsequent Group III Mortgage Loans***"). The Subsequent Group I Mortgage Loans, the Subsequent Group II Mortgage Loans and the Subsequent Group III Mortgage Loans are collectively referred to herein as the "***Subsequent Mortgage Loans.***"

Pre-Funding Account: On the Closing Date, a deposit of approximately $300,000,000 (the "***Pre-Funding Amount***") will be made to an account (the "***Pre-Funding Account***"). On or prior to [November 14, 2003] (the "***Pre-Funding Period***"), the Pre-Funding Amount will be used to purchase Subsequent Mortgage Loans having similar characteristics as the Initial Mortgage Loans.

Net Mortgage Rate: The "***Net Mortgage Rate***" for any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage as of the first day of the month preceding the month in which such Distribution Date occurs minus the Master Servicing Fee Rate and Servicing Fee Rate.

Weighted Average Net Rate: For any mortgage loan group, the weighted average of the Net Mortgage Rates of the Mortgage Loans, provided, however, that for the first two Distribution Dates, the Weighted Average Net Rate shall equal the product of (i) the weighted average of the Net Mortgage Rates of only those Mortgage Loans transferred to the Trust Fund on the Closing Date, multiplied by (ii) a fraction, the numerator of which is the aggregate principal balance of the Mortgage Loans transferred to the Trust Fund on the Closing Date and the denominator of which is the Assumed Principal Balance as of such Distribution Date.

Net Maximum Mortgage Rate: The "***Net Maximum Mortgage Rate***" for any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the maximum Mortgage Rate (or the Mortgage Rate in the case of any fixed rate Mortgage Loan) less the sum of (i) the Master Servicing Fee Rate and (ii) the Servicing Fee Rate.

Servicing Fee Rate: The "***Servicing Fee Rate***" applicable to each mortgage loan, and with respect to each Distribution Date, equals the scheduled principal balance of the mortgage loan, on the first day of the due period with respect to such Distribution Date, multiplied by one-twelfth of: (i) approximately 0.30% per annum for such of the first ten Distribution Dates following the Closing Date, (ii) approximately 0.40% per annum for the eleventh through thirtieth Distribution Dates, inclusive, following the Closing Date, (iii) approximately 0.65% per annum for the thirty-first through forty-eighth Distribution Dates, inclusive, following the Closing Date and (iv) approximately 0.80% per annum for the forty-ninth Distribution Date following the Closing Date and each Distribution Date thereafter.

Master Servicing Fee Rate: The "***Master Servicing Fee Rate***" with respect to each Distribution Date equals one-twelfth of approximately 0.05% per annum.

Pass-Through Rate: The "Pass-Through Rate" for any Distribution Date (other than the first Distribution Date) for the Class AF-1, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be equal to the lesser of (i) the Formula Rate and (ii) the related Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the Formula Rate.

The "Pass-Through Rate" for any Distribution Date (other than the first Distribution Date) for the Class AF-2, AF-3, AF-4, AF-5 and AF-6 Certificates will be equal to the lesser of (i) the fixed-rate coupon for such Class and (ii) the Group I Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the related fixed-rate coupon.

Formula Rate: The "Formula Rate" with respect to each of the Class AF-1, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be equal to the lesser of (i) One-Month LIBOR plus the respective margin for such Class and (ii) the related Maximum Cap Rate.

Group I Net WAC Cap Rate: As to any Distribution Date (other than the first Distribution Date), a per annum rate equal to the Weighted Average Net Rate of the Group I Mortgage Loans adjusted, in the case of the Class AF-1 Certificates, to an effective rate reflecting the accrual of interest on an actual/360 basis.

Group II Net WAC Cap Rate: As to any Distribution Date (other than the first Distribution Date), a per annum rate equal to the Weighted Average Net Rate of the Group II Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Group III Net WAC Cap Rate: As to any Distribution Date (other than the first Distribution Date), a per annum rate equal to the Weighted Average Net Rate of the Group III Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Subordinate Net WAC Cap Rate: As to any Distribution Date (other than the first Distribution Date) the weighted average of the Group I Net WAC Cap Rate, the Group II Net WAC Cap Rate and the Group III Net WAC Cap Rate, weighted in each case on the basis of the relative Group Subordinate Amounts for Group I, Group II and Group III, respectively.

Group Subordinate Amount: As to any Distribution Date and (i) Group I, the excess, if any, of the aggregate principal balance of the Group I Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group I Mortgage Loans, over the sum of the balances of the Group I Certificates, (ii) Group II, the excess, if any, of the aggregate principal balance of the Group II Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group II Mortgage Loans, over the sum of the balances of the Group II Certificates, and (iii) Group III, the excess, if any, of the aggregate principal balance of the Group III Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group III Mortgage Loans, over the sum of the balances of the Group III Certificates.

Group I Maximum Cap Rate: The "***Group I Maximum Cap***" will be the Weighted Average Net Rate for Group I computed by assuming each of the Group I Mortgage Loans accrued interest at its Net Maximum Mortgage Rate, adjusted, in the case of the Class AF-1 Certificates, to an effective rate reflecting the accrual of interest on an actual/360 basis.

Group II Maximum Cap Rate: The "***Group II Maximum Cap***" will be the Weighted Average Net Rate for Group II computed by assuming each of the Group II Mortgage Loans accrued interest at its Net Maximum Mortgage Rate, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Group III Maximum Cap Rate: The "***Group III Maximum Cap***" will be the Weighted Average Net Rate for Group III computed by assuming each of the Group III Mortgage Loans accrued interest at its Net Maximum Mortgage Rate, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Subordinate Maximum Cap Rate: As to any Distribution Date (other than the first Distribution Date) the weighted average of the Group I Maximum Cap Rate, the Group II Maximum Cap Rate and the Group III Maximum Cap Rate, weighted in each case on the basis of the relative Group Subordinate Amounts for Group I, Group II and Group III, respectively.

Net WAC Cap Rate Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for any of the Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates is limited by the related Net WAC Cap Rate, the "***Net WAC Cap Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate coupon over (b) the amount of interest accrued on such Class based on the related Net WAC Cap Rate and (ii) the unpaid portion of any Net WAC Cap Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the Formula Rate. Any Net WAC Cap Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent funds are available.

Group II Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into the "***Group II Yield Maintenance Agreement***" to make payments in respect of any Net WAC Cap Rate Carryover Amounts with respect to the Group II Certificates. Under the Group II Yield Maintenance Agreement, the trust will receive on each Distribution Date a payment of interest equal to the excess, if any, of (i) one month LIBOR, up to a maximum of [10.00]% and (ii) the strike rate set forth in the Group II Yield Maintenance Agreement Schedule on the related notional balance as set forth in the Group II Yield Maintenance Agreement Schedule. The Group II Yield Maintenance Agreement will terminate after the Distribution Date in [February 2007].

Group III Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into the "***Group III Yield Maintenance Agreement***" to make payments in respect of any Net WAC Cap Rate Carryover Amounts with respect to the Group III Certificates. Under the Group III Yield Maintenance Agreement, the trust will receive on each Distribution Date a payment of interest equal to the excess, if any, of (i) one month LIBOR, up to a maximum of [10.00]% and (ii) the strike rate set forth in the Group III Yield Maintenance Agreement Schedule on the related notional balance as set forth in the Group III Yield Maintenance Agreement Schedule. The Group III Yield Maintenance Agreement will terminate after the Distribution Date in [February 2007].

Subordinate Certificate Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into the "***Subordinate Certificate Yield Maintenance Agreement***" to make payments in respect of any Net WAC Cap Rate Carryover Amounts with respect to the Subordinate Certificates. Under the Subordinate Certificate Yield Maintenance Agreement, the trust will receive on each Distribution Date a payment of interest equal to the excess, if any, of (i) one month LIBOR, up to a maximum of [9.00]% and (ii) the strike rate set forth in the Subordinate Certificate Yield Maintenance Agreement Schedule on the related notional balance as set forth in the Subordinate Certificate Yield Maintenance Agreement Schedule. The Subordinate Certificate Yield Maintenance Agreement will terminate after the Distribution Date in [February 2008].

Credit Enhancement:

Consists of the following:

Net Monthly Excess Cashflow;
Overcollateralization Amount; and
Subordination.

Lockout Distribution Percentage:

For the Class AF-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring in	Percentage
October 2003 through September 2006	0%
October 2006 through September 2008	45%
October 2008 through September 2009	80%
October 2009 through September 2010	100%
October 2010 and thereafter	300%

Lockout Certificate Percentage: For the Class AF-6 Certificates and any Distribution Date, the percentage equal to the Certificate Principal Balance of the Class AF-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Group I Certificates immediately prior to such Distribution Date.

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of (i) the aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre–Funding Account on the Closing Date, over the sum of the aggregate principal balance of the Offered Certificates. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount: Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" will be equal to [1.95]% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of Cut–Off Date and (ii) the amount on deposit in the Pre–Funding Account on the Closing Date. On and after the Stepdown Date, (assuming a Trigger Event is not in effect) the Overcollateralization Target Amount will be equal to the greater of (1) the lesser of (A) [1.95]% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date and (B) [3.90]% of the aggregate current principal balance of the Mortgage Loans as of the last day of the related Due Period and (2) 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Provided, however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in October 2006 and (b) the first Distribution Date on which the Class A Certificate principal balance (after taking into account distributions of principal on such Distribution Date) is less than or equal to [63.60]% of the aggregate principal balance of the Mortgage Loans.

Credit Enhancement Percentage: The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the aggregate principal balance of the Subordinate Certificates and the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event:

A "***Trigger Event***," if on any Distribution Date after the Stepdown Date, is in effect for the Offered Certificates if the 60+ day delinquency percentage (including loans in bankruptcy, foreclosure, or REO) is greater than [44%] of the Credit Enhancement Percentage or, if on any Distribution Date, a Trigger Event is in effect for the Offered Certificates if the cumulative losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Dates, is greater than:

Distribution Date	Cum Loss Percent
37 to 48	[2.75]%
49 to 60	[3.50]%
61 to 72	[4.50]%
73 and thereafter	[5.25]%

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement After Stepdown Date	
Rating	**Percent**	**Rating**	**Percent**
AAA	[18.20]%	AAA	[36.40]%
AA	[11.95]%	AA	[23.90]%
A	[6.95]%	A	[13.90]%
A-	[5.20]%	A-	[10.40]%
BBB+	[4.00]%	BBB+	[8.00]%
BBB	[3.15]%	BBB	[6.30]%
BBB-	[1.95]%	BBB-	[3.90]%

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a [36.40]% Credit Enhancement Percentage.

The Class A Principal Distribution Amount will be distributed to the holders of the Class A Certificates on a pro rata basis based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Group I Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Group II Certificates) or the principal remittance amount for the Group III Mortgage Loans (in the case of the Group III Certificates) for each such class for such Distribution Date and the denominator of which is the aggregate principal remittance amount for the Mortgage Loans). Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions on the related Mortgage Loans on subsequent Distribution Dates, will be distributed to the holders of the classes of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such classes of Class A Certificates remaining outstanding has been reduced to zero.

With respect to the Group I Certificates, all principal distributions allocated to the Group I Certificates from the Class A Principal Distribution Amount will be distributed first, to the holders of the Class AF-6 Certificates based on the Lockout Distribution Percentage, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero; second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero; third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero; fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero; fifth, to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero, sixth, to the holders of the Class AF-5 Certificates, until the Certificate Principal Balance of the Class AF-5 Certificates has been reduced to zero and seventh, to the holders of the Class AF-6 Certificates, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero.

Class M Principal Distribution Amount:

The Class M Certificates will not receive principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a [23.90]% credit enhancement percentage, then on the Class M-2 Certificates until it reaches a [13.90]% credit enhancement percentage, then to the Class M-3 Certificates, until it reaches a [10.40]% credit enhancement percentage, then on the Class M-4 Certificates, until it reaches a [8.00]% credit enhancement percentage, then on the Class M-5 Certificates, until it reaches a [6.30]% credit enhancement percentage and then on the Class M-6 Certificates, until it reaches a [3.90]% credit enhancement percentage (subject to the overcollateralization floor). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Net Monthly Excess Cashflow:

The "***Net Monthly Excess Cashflow***" for any Distribution Date is equal to the sum of (a) any overcollateralization release amount and (b) the excess of (x) the Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the monthly interest paid to the Offered Certificates, (B) the interest shortfalls for the Class A Certificates and (C) the principal funds.

Payment Priority:

On each Distribution Date, available funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any interest shortfalls from prior Distribution Dates and then to pay interest excluding any accrued interest shortfalls from prior Distribution Dates to the Subordinate Certificates, sequentially.

2. To pay principal on the Class A and Subordinate Certificates, in accordance with the principal payment provisions described above.

3. From Net Monthly Excess Cashflow, if any, to the Offered Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Offered Certificates to the extent necessary to maintain the Overcollateralization Target Amount.

4. From Net Monthly Excess Cashflow, if any, to pay any interest shortfalls and allocated realized loss amounts on the Subordinate Certificates, sequentially.

5. From Net Monthly Excess Cashflow, if any, any remaining unpaid Net WAC Carryover Amounts on the Group II and Group III Certificates, pro rata, and then, on the Subordinate Certificates, sequentially.

6. To pay any remaining amount to the non-offered Certificates in accordance with the pooling and servicing agreement.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables To Call

Class AF-1 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	8.28	1.62	1.22	1.00	0.87	0.78	0.71
MDUR (yr)	7.83	1.62	1.22	1.01	0.87	0.78	0.71
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	02/25/18	09/25/06	11/25/05	06/25/05	02/25/05	12/25/04	10/25/04

Class AF-2 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	15.60	3.59	2.55	2.00	1.66	1.43	1.27
MDUR (yr)	12.49	3.38	2.43	1.93	1.61	1.39	1.23
First Prin Pay	02/25/18	09/25/06	11/25/05	06/25/05	02/25/05	12/25/04	10/25/04
Last Prin Pay	11/25/20	11/25/07	08/25/06	12/25/05	07/25/05	04/25/05	02/25/05

Class AF-3 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	20.59	5.79	3.93	3.00	2.38	2.01	1.75
MDUR (yr)	14.35	5.13	3.61	2.80	2.25	1.91	1.67
First Prin Pay	11/25/20	11/25/07	08/25/06	12/25/05	07/25/05	04/25/05	02/25/05
Last Prin Pay	04/25/28	06/25/12	03/25/09	10/25/07	08/25/06	02/25/06	10/25/05

Class AF-4 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.01	10.86	7.06	5.00	3.79	2.72	2.33
MDUR (yr)	14.58	8.28	5.85	4.35	3.39	2.50	2.16
First Prin Pay	04/25/28	06/25/12	03/25/09	10/25/07	08/25/06	02/25/06	10/25/05
Last Prin Pay	01/25/31	11/25/16	11/25/12	10/25/09	05/25/08	09/25/06	03/25/06

Class AF-5 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	28.29	13.52	9.52	7.06	5.55	4.35	2.81
MDUR (yr)	13.41	9.08	7.10	5.63	4.61	3.74	2.52
First Prin Pay	01/25/31	11/25/16	11/25/12	10/25/09	05/25/08	09/25/06	03/25/06
Last Prin Pay	03/25/32	03/25/17	03/25/13	11/25/10	06/25/09	05/25/08	08/25/06

Class AF-6 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	12.39	7.73	6.90	6.17	5.39	4.63	3.19
MDUR (yr)	8.70	6.13	5.61	5.14	4.60	4.03	2.87
First Prin Pay	10/25/06	10/25/06	10/25/06	10/25/06	02/25/07	07/25/07	08/25/06
Last Prin Pay	03/25/32	03/25/17	03/25/13	11/25/10	06/25/09	05/25/08	08/25/07

Weighted Average Life Tables To Call

Class AV-1 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.11	4.71	3.38	2.63	2.12	1.71	1.47
MDUR (yr)	15.69	4.49	3.28	2.58	2.09	1.69	1.47
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	03/25/32	03/25/17	03/25/13	11/25/10	06/25/09	05/25/08	07/25/06

Class AV-2 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.00	4.89	3.49	2.71	2.19	1.76	1.49
MDUR (yr)	15.60	4.66	3.38	2.65	2.15	1.75	1.48
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	03/25/32	03/25/17	03/25/13	11/25/10	06/25/09	05/25/08	08/25/06

Class M-1 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.69	9.12	6.39	4.97	4.35	4.31	3.94
MDUR (yr)	20.44	8.35	6.02	4.75	4.20	4.16	3.82
First Prin Pay	12/25/24	06/25/08	02/25/07	12/25/06	02/25/07	05/25/07	08/25/07
Last Prin Pay	03/25/32	03/25/17	03/25/13	11/25/10	06/25/09	05/25/08	08/25/07

Class M-2 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.68	9.12	6.39	4.94	4.20	3.86	3.82
MDUR (yr)	18.08	7.91	5.79	4.58	3.95	3.65	3.62
First Prin Pay	10/25/24	06/25/08	01/25/07	11/25/06	12/25/06	01/25/07	03/25/07
Last Prin Pay	03/25/23	03/25/17	03/25/13	11/25/10	06/25/09	05/25/08	08/25/07

Class M-3 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.68	9.12	6.39	4.92	4.15	3.74	3.57
MDUR (yr)	17.05	7.71	5.67	4.49	3.85	3.50	3.36
First Prin Pay	09/25/24	06/25/08	01/25/07	10/25/06	11/25/06	12/25/06	01/25/07
Last Prin Pay	03/25/32	03/25/17	03/25/13	11/25/10	06/25/09	05/25/08	08/25/07

Class M-4 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.67	9.12	6.39	4.92	4.14	3.70	3.49
MDUR (yr)	15.65	7.42	5.51	4.39	3.77	3.41	3.23
First Prin Pay	09/25/24	06/25/08	01/25/07	10/25/06	11/25/06	11/25/06	12/25/06
Last Prin Pay	03/25/32	03/25/17	03/25/13	11/25/10	06/25/09	5/25/08	08/25/07

Weighted Average Life Tables To Call

Class M-5 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.67	9.12	6.39	4.92	4.13	3.67	3.45
MDUR (yr)	14.03	7.05	5.31	4.25	3.66	3.30	3.13
First Prin Pay	09/25/24	06/25/08	01/25/07	10/25/06	10/25/06	11/25/06	12/25/06
Last Prin Pay	03/25/32	03/25/17	03/25/13	11/25/10	06/25/09	05/25/08	08/25/07

Class M-6 to Call

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.66	9.06	6.35	4.88	4.08	3.63	3.38
MDUR (yr)	14.03	7.02	5.28	4.23	3.62	3.28	3.07
First Prin Pay	09/25/24	06/25/08	01/25/07	10/25/06	10/25/06	10/25/06	11/25/06
Last Prin Pay	03/25/32	03/25/17	03/25/13	11/25/10	06/25/09	05/25/08	08/25/07

Weighted Average Life Tables To Maturity

Class AF-1 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	8.28	1.62	1.22	1.00	0.87	0.78	0.71
MDUR (yr)	7.83	1.62	1.22	1.01	0.87	0.78	0.71
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	02/25/18	09/25/06	11/25/05	06/25/05	02/25/05	12/25/04	10/25/04

Class AF-2 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	15.60	3.59	2.55	2.00	1.66	1.43	1.27
MDUR (yr)	12.49	3.38	2.43	1.93	1.61	1.39	1.23
First Prin Pay	02/25/18	09/25/06	11/25/05	06/25/05	02/25/05	12/25/04	10/25/04
Last Prin Pay	11/25/20	11/25/07	08/25/06	12/25/05	07/25/05	04/25/05	02/25/05

Class AF-3 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	20.59	5.79	3.93	3.00	2.38	2.01	1.75
MDUR (yr)	14.35	5.13	3.61	2.80	2.25	1.91	1.67
First Prin Pay	11/25/20	11/25/07	08/25/06	12/25/05	07/25/05	04/25/05	02/25/05
Last Prin Pay	04/25/28	06/25/12	03/25/09	10/25/07	08/25/06	02/25/06	10/25/05

Class AF-4 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	26.01	10.86	7.06	5.00	3.79	2.72	2.33
MDUR (yr)	14.58	8.28	5.85	4.35	3.39	2.50	2.16
First Prin Pay	04/25/28	06/25/12	03/25/09	10/25/07	08/25/06	02/25/06	10/25/05
Last Prin Pay	01/25/31	11/25/16	11/25/12	10/25/09	05/25/08	09/25/06	03/25/06

Class AF-5 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	28.73	18.29	13.64	10.24	7.68	5.61	2.81
MDUR (yr)	13.49	10.77	8.98	7.33	5.88	4.55	2.52
First Prin Pay	01/25/31	11/25/16	11/25/12	10/25/09	05/25/08	09/25/06	03/25/06
Last Prin Pay	08/25/33	08/25/31	04/25/27	08/25/22	01/25/19	07/25/16	08/25/06

Class AF-6 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	12.39	7.79	7.07	6.68	6.48	6.46	4.25
MDUR (yr)	8.70	6.16	5.71	5.47	5.34	5.33	3.62
First Prin Pay	10/25/06	10/25/06	10/25/06	10/25/06	02/25/07	07/25/07	08/25/06
Last Prin Pay	07/25/33	06/25/31	02/25/27	06/25/22	10/25/18	05/25/16	07/25/14

Weighted Average Life Tables To Maturity

Class AV-1 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.17	4.94	3.54	2.75	2.21	1.78	1.47
MDUR (yr)	15.74	4.68	3.42	2.69	2.17	1.76	1.47
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	08/25/33	04/25/28	11/25/21	07/25/17	08/25/14	07/25/12	07/25/06

Class AV-2 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	18.06	5.19	3.72	2.89	2.32	1.88	1.49
MDUR (yr)	15.64	4.90	3.58	2.81	2.27	1.85	1.48
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	08/25/33	07/25/29	09/25/23	02/25/19	02/25/16	11/25/13	08/25/06

Class M-1 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.84	9.98	7.08	5.52	4.78	4.70	5.49
MDUR (yr)	20.52	8.99	6.58	5.22	4.57	4.51	5.23
First Prin Pay	12/25/24	06/25/08	02/25/07	12/25/06	02/25/07	05/25/07	11/25/07
Last Prin Pay	07/25/28	07/25/28	07/25/22	03/25/18	04/25/15	03/25/13	10/25/11

Class M-2 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.82	9.85	6.96	5.38	4.54	4.15	4.09
MDUR (yr)	18.15	8.39	6.20	4.93	4.23	3.90	3.85
First Prin Pay	10/25/24	06/25/08	01/25/07	11/25/06	12/25/06	01/25/07	03/25/07
Last Prin Pay	05/25/33	11/25/24	02/25/19	08/25/15	03/25/13	06/25/11	03/25/10

Class M-3 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.80	9.71	6.85	5.28	4.42	3.97	3.76
MDUR (yr)	17.10	8.08	6.00	4.77	4.07	3.69	3.52
First Prin Pay	09/25/24	06/25/08	01/25/07	10/25/06	11/25/06	12/25/06	01/25/07
Last Prin Pay	03/25/33	05/25/22	03/25/17	12/25/13	11/25/11	05/25/10	04/25/09

Class M-4 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.78	9.58	6.75	5.19	4.35	3.88	3.64
MDUR (yr)	15.69	7.68	5.75	4.59	3.93	3.55	3.36
First Prin Pay	09/25/24	06/25/08	01/25/07	10/25/06	11/25/06	11/25/06	12/25/06
Last Prin Pay	01/25/33	12/25/20	01/25/16	02/25/13	02/25/11	10/25/09	10/25/08

Weighted Average Life Tables To Maturity

Class M-5 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.75	9.42	6.62	5.10	4.26	3.78	3.55
MDUR (yr)	14.05	7.20	5.45	4.38	3.76	3.39	3.21
First Prin Pay	09/25/24	06/25/08	01/25/07	10/25/06	10/25/06	11/25/06	12/25/06
Last Prin Pay	10/25/32	07/25/19	01/25/15	04/25/12	07/25/10	04/25/09	05/25/08

Class M-6 to Maturity

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
WAL (yr)	25.68	9.12	6.39	4.92	4.10	3.66	3.40
MDUR (yr)	14.03	7.05	5.31	4.26	3.64	3.30	3.09
First Prin Pay	09/25/24	06/25/08	01/25/07	10/25/06	10/25/06	10/25/06	11/25/06
Last Prin Pay	07/25/32	06/25/18	02/25/14	07/25/11	12/25/09	11/25/08	01/25/08

Group II Certificates' Effective Net WAC Cap Rate Schedule [1,2]

Period	Net WAC Cap	Period	Net WAC Cap	Period	Net WAC Cap
1	NA	35	10.00000%	69	11.64102%
2	10.00000%	36	10.00000%	70	12.01518%
3	10.00000%	37	10.00000%	71	11.61423%
4	10.00000%	38	10.00000%	72	11.62089%
5	10.00000%	39	10.00000%	73	11.99400%
6	10.00000%	40	10.00000%	74	11.60524%
7	10.00000%	41	10.00000%	75	11.97758%
8	10.00000%	42	10.21249%	76	11.57708%
9	10.00000%	43	9.22126%	77	11.56302%
10	10.00000%	44	9.85392%	78	12.78646%
11	10.00000%	45	9.52973%	79	11.53462%
12	10.00000%	46	9.85650%	80	11.90442%
13	10.00000%	47	9.89051%	81	11.50576%
14	10.00000%	48	10.03883%	82	11.87406%
15	10.00000%	49	10.36782%	83	11.47619%
16	10.00000%	50	10.34172%	84	11.46125%
17	10.00000%	51	10.67775%	85	11.82775%
18	10.00000%	52	10.33304%	86	11.43107%
19	10.00000%	53	10.67853%	87	11.79636%
20	10.00000%	54	11.56838%		
21	10.00000%	55	10.81426%		
22	10.00000%	56	11.48204%		
23	10.00000%	57	11.10101%		
24	10.00000%	58	11.45994%		
25	10.00000%	59	11.26426%		
26	10.00000%	60	11.33606%		
27	10.00000%	61	11.70387%		
28	10.00000%	62	11.47343%		
29	10.00000%	63	11.84336%		
30	10.00000%	64	11.44911%		
31	10.00000%	65	11.53240%		
32	10.00000%	66	12.82562%		
33	10.00000%	67	11.57295%		
34	10.00000%	68	12.04282%		

(1) Assumes 6ML instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.

(2) Assumes 1ML equals 20.00% and payments are received from the applicable Yield Maintenance Agreement.

Group III Certificates' Effective Net WAC Cap Rate Schedule [1,2]

Period	Net WAC Cap	Period	Net WAC Cap	Period	Net WAC Cap
1	NA	35	10.00000%	69	9.83991%
2	10.00000%	36	10.00000%	70	10.14565%
3	10.00000%	37	10.00000%	71	9.79661%
4	10.00000%	38	10.00000%	72	9.77796%
5	10.00000%	39	10.00000%	73	10.08131%
6	10.00000%	40	10.00000%	74	9.73617%
7	10.00000%	41	10.00000%	75	10.03804%
8	10.00000%	42	9.27199%	76	9.69227%
9	10.00000%	43	8.36388%	77	9.67028%
10	10.00000%	44	8.89070%	78	10.68536%
11	10.00000%	45	8.59174%	79	9.62924%
12	10.00000%	46	8.87459%	80	9.92922%
13	10.00000%	47	8.97258%	81	9.58682%
14	10.00000%	48	8.95824%	82	9.88352%
15	10.00000%	49	9.24197%	83	9.54256%
16	10.00000%	50	9.17278%	84	9.52041%
17	10.00000%	51	9.46224%	85	9.81486%
18	10.00000%	52	9.14970%	86	9.47608%
19	10.00000%	53	9.51385%	87	9.76904%
20	10.00000%	54	10.15077%		
21	10.00000%	55	9.47784%		
22	10.00000%	56	10.01592%		
23	10.00000%	57	9.67341%		
24	10.00000%	58	9.97921%		
25	10.00000%	59	9.80721%		
26	10.00000%	60	9.79694%		
27	10.00000%	61	10.10258%		
28	10.00000%	62	9.86594%		
29	10.00000%	63	10.17341%		
30	10.00000%	64	9.82467%		
31	10.00000%	65	9.87667%		
32	10.00000%	66	10.91496%		
33	10.00000%	67	9.83734%		
34	10.00000%	68	10.19031%		

(1) Assumes 6ML instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.

(2) Assumes 1ML equals 20.00% and payments are received from the applicable Yield Maintenance Agreement.

Subordinate Certificates' Effective Net WAC Cap Rate Schedule [1,2]

Period	Net WAC Cap	Period	Net WAC Cap	Period	Net WAC Cap
1	NA	35	9.00000%	69	9.35043%
2	9.00000%	36	9.00000%	70	9.02711%
3	9.00000%	37	9.00000%	71	9.01403%
4	9.00000%	38	9.00000%	72	9.29208%
5	9.00000%	39	9.00000%	73	8.97577%
6	9.00000%	40	9.00000%	74	9.25264%
7	9.00000%	41	9.00000%	75	8.93264%
8	9.00000%	42	9.00000%	76	8.91124%
9	9.00000%	43	9.00000%	77	9.84308%
10	9.00000%	44	9.00000%	78	8.86920%
11	9.00000%	45	9.00000%	79	9.14334%
12	9.00000%	46	9.00000%	80	8.82722%
13	9.00000%	47	9.00000%	81	9.09968%
14	9.00000%	48	9.00000%	82	8.78514%
15	9.00000%	49	9.00000%	83	8.76422%
16	9.00000%	50	9.00000%	84	9.03483%
17	9.00000%	51	9.00000%	85	8.72264%
18	9.00000%	52	9.00000%	86	8.99205%
19	9.00000%	53	9.00000%	87	9.35043%
20	9.00000%	54	9.45414%		
21	9.00000%	55	8.82631%		
22	9.00000%	56	9.28196%		
23	9.00000%	57	8.96256%		
24	9.00000%	58	9.24132%		
25	9.00000%	59	9.03245%		
26	9.00000%	60	9.04884%		
27	9.00000%	61	9.32981%		
28	9.00000%	62	9.09423%		
29	9.00000%	63	9.37544%		
30	9.00000%	64	9.05185%		
31	9.00000%	65	9.08310%		
32	9.00000%	66	10.06251%		
33	9.00000%	67	9.06766%		
34	9.00000%	68	9.39554%		

(1) Assumes 6ML instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.

(2) Assumes 1ML equals 20.00% and payments are received from the applicable Yield Maintenance Agreement.

Group II Yield Maintenance Agreement Schedule

Period	Notional Balance ($)	Strike Price (%)	Ceiling (%)	Period	Notional Balance ($)	Strike Price (%)	Ceiling (%)
10/25/2003	N/A	N/A	N/A	7/25/2005	249,017,944.65	6.96708	10.00000
11/25/2003	418,972,959.70	7.05830	10.00000	8/25/2005	237,175,144.83	7.01045	10.00000
12/25/2003	415,947,483.81	7.29361	10.00000	9/25/2005	225,547,592.04	7.11953	10.00000
1/25/2004	412,199,521.70	7.05837	10.00000	10/25/2005	214,330,169.38	7.35773	10.00000
2/25/2004	407,779,964.87	7.05844	10.00000	11/25/2005	203,503,842.42	7.36175	10.00000
3/25/2004	402,671,000.85	7.54532	10.00000	12/25/2005	193,081,163.08	7.60559	10.00000
4/25/2004	396,839,700.08	7.05864	10.00000	1/25/2006	183,198,337.12	7.37436	10.00000
5/25/2004	390,378,024.67	7.29472	10.00000	2/25/2006	173,660,170.70	7.59304	10.00000
6/25/2004	383,240,796.14	7.05956	10.00000	3/25/2006	164,461,575.05	8.50426	10.00000
7/25/2004	375,539,231.41	7.29503	10.00000	4/25/2006	155,585,813.73	7.53479	10.00000
8/25/2004	367,267,033.31	6.96306	10.00000	5/25/2006	147,018,603.40	7.98741	10.00000
9/25/2004	358,483,643.87	6.96316	10.00000	6/25/2006	138,755,031.13	7.72733	10.00000
10/25/2004	349,224,058.63	7.19531	10.00000	7/25/2006	130,778,362.75	7.99840	10.00000
11/25/2004	339,498,825.45	6.96379	10.00000	8/25/2006	123,078,853.20	8.17431	10.00000
12/25/2004	329,355,730.87	7.19586	10.00000	9/25/2006	115,658,275.95	8.33981	10.00000
1/25/2005	318,800,455.51	6.96362	10.00000	10/25/2006	108,499,185.96	8.61767	10.00000
2/25/2005	307,879,126.79	6.96345	10.00000	11/25/2006	108,499,185.96	8.70745	10.00000
3/25/2005	296,612,656.28	7.70929	10.00000	12/25/2006	108,499,185.96	8.99314	10.00000
4/25/2005	285,018,302.46	6.96294	10.00000	1/25/2007	108,499,185.96	8.71394	10.00000
5/25/2005	273,156,740.85	7.19528	10.00000	2/25/2007	108,499,185.96	9.07200	10.00000
6/25/2005	261,055,698.81	6.72085	10.00000				

Group III Yield Maintenance Agreement Schedule

Period	Notional Balance ($)	Strike Price (%)	Ceiling (%)	Period	Notional Balance ($)	Strike Price (%)	Ceiling (%)
10/25/2003	N/A	N/A	N/A	7/25/2005	95,176,796.97	6.62436	10.00000
11/25/2003	159,106,535.95	6.73450	10.00000	8/25/2005	90,959,502.17	6.75967	10.00000
12/25/2003	157,951,083.95	6.95868	10.00000	9/25/2005	86,822,566.02	6.75772	10.00000
1/25/2004	156,503,583.28	6.73392	10.00000	10/25/2005	82,823,025.81	6.98095	10.00000
2/25/2004	154,784,976.77	6.73367	10.00000	11/25/2005	78,956,442.38	6.97317	10.00000
3/25/2004	152,789,724.86	7.19784	10.00000	12/25/2005	75,227,699.18	7.20261	10.00000
4/25/2004	150,505,162.68	6.73333	10.00000	1/25/2006	71,685,998.57	6.97665	10.00000
5/25/2004	147,967,061.84	6.96089	10.00000	2/25/2006	68,261,821.90	7.27313	10.00000
6/25/2004	145,160,035.28	6.73633	10.00000	3/25/2006	64,955,062.62	8.04771	10.00000
7/25/2004	142,117,322.90	6.96094	10.00000	4/25/2006	61,757,571.37	7.11949	10.00000
8/25/2004	138,877,490.77	6.63967	10.00000	5/25/2006	58,665,639.86	7.54749	10.00000
9/25/2004	135,464,512.62	6.63970	10.00000	6/25/2006	55,677,980.59	7.29890	10.00000
10/25/2004	131,912,476.77	6.86100	10.00000	7/25/2006	52,788,689.27	7.54648	10.00000
11/25/2004	128,224,111.93	6.64265	10.00000	8/25/2006	49,994,526.59	7.74210	10.00000
12/25/2004	124,416,165.57	6.86393	10.00000	9/25/2006	47,297,051.70	7.73485	10.00000
1/25/2005	120,489,206.90	6.64233	10.00000	10/25/2006	44,687,961.55	7.98514	10.00000
2/25/2005	116,458,870.44	6.64209	10.00000	11/25/2006	44,687,961.55	7.99419	10.00000
3/25/2005	112,331,290.90	7.35342	10.00000	12/25/2006	44,687,961.55	8.25170	10.00000
4/25/2005	108,111,766.76	6.64145	10.00000	1/25/2007	44,687,961.55	7.98585	10.00000
5/25/2005	103,820,750.73	6.86548	10.00000	2/25/2007	44,687,961.55	8.38547	10.00000
6/25/2005	99,465,571.18	6.40162	10.00000		0.00	0.00000	0.00000

Subordinate Certificates Yield Maintenance Agreement Schedule

Period	Notional Balance ($)	Strike Price (%)	Ceiling (%)	Period	Notional Balance ($)	Strike Price (%)	Ceiling (%)
10/25/2003	N/A	N/A	N/A	1/25/2006	154,375,000.00	6.99742	9.00000
11/25/2003	154,375,000.00	6.90612	9.00000	2/25/2006	154,375,000.00	7.15956	9.00000
12/25/2003	154,375,000.00	7.13624	9.00000	3/25/2006	154,375,000.00	7.97039	9.00000
1/25/2004	154,375,000.00	6.90600	9.00000	4/25/2006	154,375,000.00	7.04928	9.00000
2/25/2004	154,375,000.00	6.90601	9.00000	5/25/2006	154,375,000.00	7.41517	9.00000
3/25/2004	154,375,000.00	7.38236	9.00000	6/25/2006	154,375,000.00	7.17015	9.00000
4/25/2004	154,375,000.00	6.90620	9.00000	7/25/2006	154,375,000.00	7.41266	9.00000
5/25/2004	154,375,000.00	7.13756	9.00000	8/25/2006	154,375,000.00	7.46078	9.00000
6/25/2004	154,375,000.00	6.90756	9.00000	9/25/2006	154,375,000.00	7.53350	9.00000
7/25/2004	154,375,000.00	7.13812	9.00000	10/25/2006	154,375,000.00	7.77774	9.00000
8/25/2004	154,375,000.00	6.81133	9.00000	11/25/2006	147,408,445.74	7.74548	9.00000
9/25/2004	154,375,000.00	6.81153	9.00000	12/25/2006	138,149,446.58	7.99349	9.00000
10/25/2004	154,375,000.00	7.03868	9.00000	1/25/2007	129,193,507.46	7.73468	9.00000
11/25/2004	154,375,000.00	6.81252	9.00000	2/25/2007	120,530,678.14	7.96989	9.00000
12/25/2004	154,375,000.00	7.03948	9.00000	3/25/2007	113,439,964.70	8.89180	9.00000
1/25/2005	154,375,000.00	6.81216	9.00000	4/25/2007	110,125,896.41	8.02051	9.00000
2/25/2005	154,375,000.00	6.81181	9.00000	5/25/2007	106,913,333.41	8.47550	9.00000
3/25/2005	154,375,000.00	7.54112	9.00000	6/25/2007	103,801,204.11	8.18877	9.00000
4/25/2005	154,375,000.00	6.81075	9.00000	7/25/2007	100,784,035.86	8.45676	9.00000
5/25/2005	154,375,000.00	7.03794	9.00000	8/25/2007	97,858,857.00	8.40582	9.00000
6/25/2005	154,375,000.00	6.56814	9.00000	9/25/2007	95,024,803.60	8.46079	9.00000
7/25/2005	154,375,000.00	6.79957	9.00000	10/25/2007	92,277,416.15	8.72784	9.00000
8/25/2005	154,375,000.00	6.78290	9.00000	11/25/2007	89,613,291.55	8.61622	9.00000
9/25/2005	154,375,000.00	6.83606	9.00000	12/25/2007	87,031,317.09	8.88613	9.00000
10/25/2005	154,375,000.00	7.06224	9.00000	1/25/2008	84,527,304.22	8.58793	9.00000
11/25/2005	154,375,000.00	6.99516	9.00000	2/25/2008	82,098,815.55	8.79581	9.00000
12/25/2005	154,375,000.00	7.22458	9.00000				

Initial Total Mortgage Loans

As of the Cut-off Date

NUMBER OF LOANS:	3,958					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$612,280,750					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$154,949.85		$19,000.00		$1,408,200.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$154,694.48		$18,814.91		$1,405,768.32	
WAVG CURRENT LOAN RATE:	7.486	%	4.875	%	13.625	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.236	%	1.240	%	10.499	%
WAVG MINIMUM LOAN RATE:	6.521	%	3.125	%	12.000	%
WAVG MAXIMUM LOAN RATE:	14.070	%	10.875	%	19.500	%
WAVG INITIAL PERIODIC RATE CAP:	1.288	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.028	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	27	months	1	months	60	months
WAVG ORIGINAL COMBINED LTV:	78.81	%	8.73	%	100.00	%
WAVG CREDIT SCORE:	617		411		813	
WAVG ORIGINAL TERM:	347	months	120	months	360	months
WAVG REMAINING TERM:	345	months	102	months	360	months
WAVG SEASONING:	2	months	0	months	83	months
ENTRATIONS ($):	24.75 % California, 9.05 % Florida, 7.19 % Virginia					
MAXIMUM ZIP CODE CONC ($):	0.36 % 20854					
FIRST PAY DATE:			Nov 01, 1996		Oct 01, 2003	
MATURITY DATE:			Mar 01, 2012		Sep 01, 2033	

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
18,814.91 - 50,000.00	152	6,573,495.97	1.07
50,000.01 - 100,000.00	1,403	104,755,592.44	17.11
100,000.01 - 150,000.00	956	118,705,661.58	19.39
150,000.01 - 200,000.00	562	97,648,075.85	15.95
200,000.01 - 250,000.00	312	69,945,861.48	11.42
250,000.01 - 300,000.00	202	55,065,727.29	8.99
300,000.01 - 350,000.00	129	41,909,079.56	6.84
350,000.01 - 400,000.00	96	36,109,752.70	5.90
400,000.01 - 450,000.00	28	12,036,938.38	1.97
450,000.01 - 500,000.00	37	17,709,515.97	2.89
500,000.01 - 550,000.00	15	7,863,000.16	1.28
550,000.01 - 600,000.00	33	19,196,226.23	3.14
600,000.01 - 650,000.00	15	9,572,551.64	1.56
650,000.01 - 700,000.00	3	2,030,714.11	0.33
700,000.01 - 750,000.00	5	3,674,547.57	0.60
750,000.01 - 800,000.00	4	3,159,376.13	0.52
800,000.01 - 850,000.00	1	839,071.21	0.14
900,000.01 - 950,000.00	2	1,867,140.94	0.30
1,000,000.01 - 1,050,000.00	1	1,039,401.64	0.17
1,150,000.01 - 1,200,000.00	1	1,173,250.51	0.19
1,400,000.01 - 1,405,768.32	1	1,405,768.32	0.23
Total	3,958	612,280,749.68	100.00

Original Combined LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.73 - 10.00	1	27,478.55	0.00
10.01 - 15.00	1	214,628.73	0.04
15.01 - 20.00	1	49,956.53	0.01
20.01 - 25.00	12	1,109,064.77	0.18
25.01 - 30.00	15	1,448,885.70	0.24
30.01 - 35.00	17	1,424,748.57	0.23
35.01 - 40.00	28	3,292,493.64	0.54
40.01 - 45.00	29	4,910,160.87	0.80
45.01 - 50.00	54	6,798,593.11	1.11
50.01 - 55.00	57	8,711,198.25	1.42
55.01 - 60.00	85	13,410,318.32	2.19
60.01 - 65.00	174	28,603,933.39	4.67
65.01 - 70.00	272	42,741,362.78	6.98
70.01 - 75.00	353	58,983,656.09	9.63
75.01 - 80.00	1,403	219,861,023.61	35.91
80.01 - 85.00	434	66,449,012.36	10.85
85.01 - 90.00	807	122,984,211.87	20.09
90.01 - 95.00	134	19,558,830.41	3.19
95.01 - 100.00	81	11,701,192.13	1.91
Total	3,958	612,280,749.68	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
102 - 108	2	122,822.12	0.02
109 - 120	24	1,625,678.05	0.27
133 - 144	8	686,628.42	0.11
157 - 168	3	248,159.26	0.04
169 - 180	316	31,313,358.79	5.11
205 - 216	1	51,635.02	0.01
229 - 240	136	14,455,131.38	2.36
277 - 288	4	451,541.48	0.07
289 - 300	22	2,829,676.31	0.46
337 - 348	3	469,337.86	0.08
349 - 360	3,439	560,026,780.99	91.47
Total	3,958	612,280,749.68	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.875 - 5.000	1	229,433.25	0.04
5.001 - 5.500	31	6,584,548.46	1.08
5.501 - 6.000	280	51,461,829.09	8.40
6.001 - 6.500	459	83,956,460.80	13.71
6.501 - 7.000	703	121,693,482.10	19.88
7.001 - 7.500	606	99,558,486.05	16.26
7.501 - 8.000	588	83,934,952.97	13.71
8.001 - 8.500	395	56,421,195.06	9.21
8.501 - 9.000	302	41,655,741.19	6.80
9.001 - 9.500	177	22,399,560.15	3.66
9.501 - 10.000	179	22,311,901.84	3.64
10.001 - 10.500	70	7,330,302.25	1.20
10.501 - 11.000	100	8,920,328.66	1.46
11.001 - 11.500	35	3,466,622.22	0.57
11.501 - 12.000	20	1,734,481.51	0.28
12.001 - 12.500	8	468,752.28	0.08
12.501 - 13.000	1	24,905.65	0.00
13.001 - 13.500	2	66,300.50	0.01
13.501 - 13.625	1	61,465.65	0.01
Total	3,958	612,280,749.68	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.240 - 2.000	1	156,973.91	0.04
2.001 - 3.000	9	1,761,998.81	0.47
3.001 - 4.000	236	50,615,783.86	13.55
4.001 - 5.000	732	131,803,462.36	35.29
5.001 - 6.000	646	105,535,967.04	28.26
6.001 - 7.000	415	58,138,118.26	15.57
7.001 - 8.000	144	19,577,091.05	5.24
8.001 - 9.000	46	5,437,937.33	1.46
9.001 - 10.000	2	240,977.56	0.06
10.001 - 10.499	1	182,644.87	0.05
Total	2,232	373,450,955.05	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.875 - 11.000	1	229,433.25	0.06
11.001 - 12.000	152	30,050,016.64	8.05
12.001 - 13.000	477	92,403,150.71	24.74
13.001 - 14.000	484	85,263,111.66	22.83
14.001 - 15.000	375	61,852,544.04	16.56
15.001 - 16.000	369	57,970,208.40	15.52
16.001 - 17.000	222	29,958,187.71	8.02
17.001 - 18.000	117	12,271,355.64	3.29
18.001 - 19.000	33	3,220,343.38	0.86
19.001 - 19.500	2	232,603.62	0.06
Total	2,232	373,450,955.05	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.125 - 4.000	64	13,387,320.50	3.58
4.001 - 5.000	373	70,940,202.31	19.00
5.001 - 6.000	465	83,081,039.32	22.25
6.001 - 7.000	429	75,533,394.31	20.23
7.001 - 8.000	393	59,886,159.52	16.04
8.001 - 9.000	271	42,263,027.71	11.32
9.001 - 10.000	136	17,489,039.32	4.68
10.001 - 11.000	80	8,895,037.99	2.38
11.001 - 12.000	21	1,975,734.07	0.53
Total	2,232	373,450,955.05	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,798	303,634,912.14	81.31
1.500	109	20,452,329.66	5.48
2.000	10	1,484,033.20	0.40
3.000	315	47,879,680.05	12.82
Total	2,232	373,450,955.05	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2,120	352,685,354.43	94.44
1.500	112	20,765,600.62	5.56
Total	2,232	373,450,955.05	100.00

Next Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
October 2003	2	619,258.98	0.17
January 2004	1	93,938.10	0.03
February 2004	1	66,299.33	0.02
November 2004	2	540,514.13	0.14
January 2005	2	306,766.88	0.08
February 2005	3	477,047.35	0.13
March 2005	5	527,105.64	0.14
April 2005	15	3,403,467.91	0.91
May 2005	32	5,554,629.52	1.49
June 2005	238	38,057,926.54	10.19
July 2005	456	85,253,655.30	22.83
August 2005	386	71,916,654.40	19.26
September 2005	181	29,618,678.21	7.93
December 2005	1	121,042.03	0.03
January 2006	1	51,806.36	0.01
February 2006	7	753,720.81	0.20
March 2006	7	1,195,288.98	0.32
April 2006	23	3,371,903.43	0.90
May 2006	31	4,163,337.96	1.11
June 2006	153	21,545,482.40	5.77
July 2006	318	51,978,018.25	13.92
August 2006	244	36,780,875.50	9.85
September 2006	117	15,922,899.00	4.26
July 2008	3	523,133.72	0.14
August 2008	2	538,904.32	0.14
September 2008	1	68,600.00	0.02
Total	2,232	373,450,955.05	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Occupancy Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,776	593,751,162.72	96.97
Investor	157	15,647,450.78	2.56
Second Home	25	2,882,136.18	0.47
Total	3,958	612,280,749.68	100.00

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,936	419,981,931.93	68.59
Stated Documentation	911	168,889,701.35	27.58
Limited Documentation	111	23,409,116.40	3.82
Total	3,958	612,280,749.68	100.00

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	2,809	427,508,222.65	69.82
Purchase	776	132,798,120.82	21.69
Rate/Term Refinance	373	51,974,406.21	8.49
Total	3,958	612,280,749.68	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	3,165	482,542,643.67	78.81
PUD	287	63,416,926.69	10.36
Condo Low-Rise	156	22,161,590.52	3.62
Two-Four Family	116	20,247,308.29	3.31
Manufactured Housing	115	8,227,773.68	1.34
Single Family Attached	55	6,662,360.62	1.09
Townhouse	36	4,917,188.50	0.80
Condo High-Rise	28	4,104,957.71	0.67
Total	3,958	612,280,749.68	100.00

Amortization Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	3,797	579,118,951.53	94.58
Interest Only	92	25,594,330.87	4.18
Balloon	69	7,567,467.28	1.24
Total	3,958	612,280,749.68	100.00

Loan Types	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,319	235,159,240.69	38.41
Fixed Rate 30 Year	1,125	162,814,194.22	26.59
3/27 6 Mo LIBOR ARM	904	136,301,817.34	22.26
Fixed Rate 5/25 Int Only	89	24,682,511.06	4.03
Fixed Rate 15 Year	250	23,445,053.08	3.83
Fixed Rate 20 Year	137	14,506,766.40	2.37
Balloon 15/30	69	7,567,467.28	1.24
Fixed Rate 25 Year	22	2,829,676.31	0.46
Fixed Rate 10 Year	24	1,625,678.05	0.27
5/25 6 Mo LIBOR ARM	6	1,130,638.04	0.18
Fixed Rate 12 Year	8	686,628.42	0.11
Fixed Rate 5/10 Int Only	2	671,819.81	0.11
6 Mo LIBOR ARM 30 Yr	2	619,258.98	0.10
5YR IO 2/28 6 Mo LIBOR ARM	1	240,000.00	0.04
Total	3,958	612,280,749.68	100.00

Index	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 Month LIBOR	2,232	373,450,955.05	60.99
Fixed Rate	1,726	238,829,794.63	39.01
Total	3,958	612,280,749.68	100.00

State Distribution	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alaska	15	2,928,236.96	0.48
Arizona	60	7,666,342.93	1.25
Arkansas	36	3,678,904.67	0.60
California	637	151,561,364.68	24.75
Colorado	61	10,121,578.70	1.65
Connecticut	107	19,408,644.97	3.17
Delaware	10	1,853,526.06	0.30
Florida	440	55,426,858.69	9.05
Georgia	256	34,460,134.33	5.63
Hawaii	9	1,524,821.53	0.25
Idaho	4	527,598.07	0.09
Illinois	158	24,051,497.37	3.93
Indiana	53	4,780,481.33	0.78
Iowa	30	2,666,511.18	0.44
Kansas	34	4,152,195.32	0.68
Kentucky	25	2,861,138.89	0.47
Louisiana	75	7,045,576.63	1.15
Maine	7	792,537.89	0.13
Maryland	127	29,382,205.90	4.80
Massachusetts	42	10,348,215.34	1.69
Michigan	120	12,629,517.73	2.06
Minnesota	28	3,522,850.10	0.58
Mississippi	50	3,651,686.71	0.60
Missouri	71	7,827,705.78	1.28
Montana	4	371,145.47	0.06
Nebraska	10	1,020,019.53	0.17
Nevada	61	10,570,886.91	1.73
New Hampshire	11	1,690,883.62	0.28
New Jersey	115	21,050,935.45	3.44
New Mexico	15	1,322,625.90	0.22
New York	145	28,315,970.30	4.62
North Carolina	74	8,855,882.70	1.45
North Dakota	3	215,019.97	0.04
Ohio	102	10,710,297.24	1.75
Oklahoma	28	2,667,172.75	0.44
Oregon	61	7,604,217.90	1.24
Pennsylvania	92	11,755,450.25	1.92
Rhode Island	11	1,881,648.55	0.31
South Carolina	23	2,676,505.50	0.44
South Dakota	6	452,517.56	0.07

(continued on the following page)

State Distribution (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Tennessee	81	6,903,583.56	1.13
Texas	267	27,525,499.70	4.50
Utah	9	1,175,150.38	0.19
Vermont	3	354,485.42	0.06
Virginia	243	44,012,267.94	7.19
Washington	75	11,249,886.83	1.84
West Virginia	13	1,163,331.90	0.19
Wisconsin	45	5,455,464.11	0.89
Wyoming	6	409,768.48	0.07
Total	3,958	612,280,749.68	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	6	565,078.09	0.09
411 - 450	1	226,977.59	0.04
451 - 500	16	2,145,275.81	0.35
501 - 550	709	101,023,065.68	16.50
551 - 600	971	150,757,305.20	24.62
601 - 650	1,114	175,853,454.17	28.72
651 - 700	776	125,566,933.22	20.51
701 - 750	285	42,494,619.99	6.94
751 - 800	76	12,852,136.46	2.10
801 - 813	4	795,903.47	0.13
Total	3,958	612,280,749.68	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A+	1,656	268,561,212.81	43.86
A	805	134,740,395.10	22.01
A-	943	137,697,185.22	22.49
B	342	46,285,592.23	7.56
C	185	22,224,608.73	3.63
D	27	2,771,755.59	0.45
Total	3,958	612,280,749.68	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	3,930	611,022,640.33	99.79
Second Lien	28	1,258,109.35	0.21
Total	3,958	612,280,749.68	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Months	66	13,342,032.97	2.18
24 Months	923	161,732,246.26	26.41
27 Months	12	3,506,735.26	0.57
30 Months	8	2,216,391.63	0.36
36 Months	1,648	236,779,158.53	38.67
48 Months	1	158,987.66	0.03
60 Months	23	2,349,744.52	0.38
Miscellaneous	93	16,140,526.38	2.64
No Prepayment Penalty	1,184	176,054,926.47	28.75
Total	3,958	612,280,749.68	100.00

Section 32 Loans	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Section 32 Loans	3,958	612,280,749.68	100.00
Total	3,958	612,280,749.68	100.00

Initial Group I Mortgage Loans

As of the Cut-off Date

NUMBER OF LOANS:	1,357					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$177,384,461					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$130,991.77		$19,000.00		$731,250.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$130,718.10		$18,814.91		$729,824.73	
WAVG CURRENT LOAN RATE:	7.327	%	5.550	%	13.500	%
WAVG ORIGINAL COMBINED LTV:	77.70	%	10.75	%	100.00	%
WAVG CREDIT SCORE:	633		500		805	
WAVG ORIGINAL TERM:	324	months	120	months	360	months
WAVG REMAINING TERM:	322	months	102	months	360	months
WAVG SEASONING:	2	months	0	months	78	months
TOP PROPERTY STATE CONC ($):	20.66 % California, 9.88 % Florida, 8.72 % Texas					
MAXIMUM ZIP CODE CONC ($):	0.65 % 95762					
FIRST PAY DATE:			Apr 01, 1997		Oct 01, 2003	
MATURITY DATE:			Mar 01, 2012		Sep 01, 2033	

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
18,814.91 - 50,000.00	86	3,715,175.27	2.09
50,000.01 - 100,000.00	577	41,998,526.80	23.68
100,000.01 - 150,000.00	307	38,290,598.80	21.59
150,000.01 - 200,000.00	169	29,094,137.29	16.40
200,000.01 - 250,000.00	83	18,494,653.41	10.43
250,000.01 - 300,000.00	62	16,947,057.60	9.55
300,000.01 - 350,000.00	35	11,261,004.20	6.35
350,000.01 - 400,000.00	13	4,894,953.48	2.76
400,000.01 - 450,000.00	7	3,018,547.58	1.70
450,000.01 - 500,000.00	8	3,774,386.87	2.13
500,000.01 - 550,000.00	3	1,578,543.13	0.89
550,000.01 - 600,000.00	4	2,237,024.32	1.26
600,000.01 - 650,000.00	1	650,000.00	0.37
700,000.01 - 729,824.73	2	1,429,852.00	0.81
Total	1,357	177,384,460.75	100.00

Original Combined LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.75 - 15.00	1	214,628.73	0.12
15.01 - 20.00	1	49,956.53	0.03
20.01 - 25.00	3	202,182.79	0.11
25.01 - 30.00	5	784,927.98	0.44
30.01 - 35.00	12	918,621.43	0.52
35.01 - 40.00	14	1,540,745.16	0.87
40.01 - 45.00	11	979,767.27	0.55
45.01 - 50.00	29	3,150,272.03	1.78
50.01 - 55.00	29	3,590,594.75	2.02
55.01 - 60.00	34	4,406,875.25	2.48
60.01 - 65.00	76	8,595,572.67	4.85
65.01 - 70.00	115	13,968,874.17	7.87
70.01 - 75.00	136	17,668,238.03	9.96
75.01 - 80.00	452	62,077,297.06	35.00
80.01 - 85.00	133	19,117,496.50	10.78
85.01 - 90.00	231	29,164,549.66	16.44
90.01 - 95.00	46	6,467,220.92	3.65
95.01 - 100.00	29	4,486,639.82	2.53
Total	1,357	177,384,460.75	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
102 - 108	2	122,822.12	0.07
109 - 120	18	1,179,856.50	0.67
133 - 144	6	486,387.73	0.27
169 - 180	254	24,663,440.18	13.90
205 - 216	1	51,635.02	0.03
229 - 240	112	11,974,990.54	6.75
289 - 300	18	1,871,570.68	1.06
337 - 348	1	51,895.24	0.03
349 - 360	945	136,981,862.74	77.22
Total	1,357	177,384,460.75	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.550 - 6.000	112	18,704,038.65	10.54
6.001 - 6.500	179	27,728,086.55	15.63
6.501 - 7.000	265	38,364,034.35	21.63
7.001 - 7.500	207	28,400,738.43	16.01
7.501 - 8.000	230	27,615,440.52	15.57
8.001 - 8.500	118	12,576,315.36	7.09
8.501 - 9.000	96	10,118,663.30	5.70
9.001 - 9.500	39	3,691,033.49	2.08
9.501 - 10.000	54	5,956,686.63	3.36
10.001 - 10.500	14	1,115,177.27	0.63
10.501 - 11.000	21	1,543,391.79	0.87
11.001 - 11.500	10	991,195.33	0.56
11.501 - 12.000	6	339,912.16	0.19
12.001 - 12.500	4	173,446.42	0.10
13.001 - 13.500	2	66,300.50	0.04
Total	1,357	177,384,460.75	100.00

Occupancy Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,288	171,668,424.11	96.78
Investor	63	5,150,232.92	2.90
Second Home	6	565,803.72	0.32
Total	1,357	177,384,460.75	100.00

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,068	130,469,365.48	73.55
Stated Documentation	233	38,319,439.12	21.60
Limited Documentation	56	8,595,656.15	4.85
Total	1,357	177,384,460.75	100.00

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,051	133,680,142.73	75.36
Purchase	145	23,317,980.42	13.15
Rate/Term Refinance	161	20,386,337.60	11.49
Total	1,357	177,384,460.75	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	1,116	147,258,221.82	83.02
PUD	59	11,310,447.15	6.38
Condo Low-Rise	47	5,730,708.94	3.23
Two-Four Family	38	4,904,662.49	2.76
Manufactured Housing	55	3,894,304.89	2.20
Townhouse	13	1,735,831.76	0.98
Single Family Attached	20	1,728,215.47	0.97
Condo High-Rise	9	822,068.23	0.46
Total	1,357	177,384,460.75	100.00

Amortization Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	1,245	157,045,910.51	88.53
Interest Only	61	15,229,179.88	8.59
Balloon	51	5,109,370.36	2.88
Total	1,357	177,384,460.75	100.00

Loan Types	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed Rate 30 Year	886	121,971,077.91	68.76
Fixed Rate 15 Year	204	19,510,392.13	11.00
Fixed Rate 5/25 Int Only	60	15,062,680.07	8.49
Fixed Rate 20 Year	113	12,026,625.56	6.78
Balloon 15/30	51	5,109,370.36	2.88
Fixed Rate 25 Year	18	1,871,570.68	1.06
Fixed Rate 10 Year	18	1,179,856.50	0.67
Fixed Rate 12 Year	6	486,387.73	0.27
Fixed Rate 5/10 Int Only	1	166,499.81	0.09
Total	1,357	177,384,460.75	100.00

State Distribution	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alaska	4	628,340.97	0.35
Arizona	16	1,366,687.90	0.77
Arkansas	22	2,050,527.95	1.16
California	171	36,645,760.75	20.66
Colorado	16	2,140,343.29	1.21
Connecticut	38	5,513,268.38	3.11
Delaware	1	143,415.28	0.08
Florida	156	17,522,198.37	9.88
Georgia	104	12,778,587.98	7.20
Hawaii	3	446,771.74	0.25
Illinois	39	5,182,366.06	2.92
Indiana	14	1,295,352.74	0.73
Iowa	4	421,818.40	0.24
Kansas	15	1,285,781.88	0.72
Kentucky	6	579,674.32	0.33
Louisiana	34	3,067,809.24	1.73
Maine	4	432,190.94	0.24
Maryland	23	4,615,681.26	2.60
Massachusetts	17	3,712,082.25	2.09
Michigan	38	3,672,866.98	2.07
Minnesota	14	1,868,959.86	1.05
Mississippi	21	1,543,215.87	0.87
Missouri	17	1,655,720.68	0.93
Montana	2	142,507.21	0.08
Nebraska	5	396,057.27	0.22
Nevada	22	3,565,405.71	2.01
New Hampshire	2	261,190.63	0.15
New Jersey	30	4,652,244.48	2.62
New Mexico	6	491,529.38	0.28
New York	64	11,290,871.52	6.37
North Carolina	33	3,158,749.86	1.78
North Dakota	1	79,097.37	0.04
Ohio	24	2,369,298.68	1.34
Oklahoma	16	1,607,794.61	0.91
Oregon	25	2,710,204.98	1.53
Pennsylvania	32	3,779,909.97	2.13
Rhode Island	6	1,098,523.92	0.62
South Carolina	7	572,028.09	0.32
South Dakota	1	91,723.36	0.05

(continued on the following page)

State Distribution	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Tennessee	47	3,954,096.82	2.23
Texas	157	15,471,358.36	8.72
Utah	3	219,231.18	0.12
Vermont	2	213,813.87	0.12
Virginia	69	9,640,773.17	5.43
Washington	17	2,426,879.48	1.37
West Virginia	2	112,161.10	0.06
Wisconsin	5	356,071.49	0.20
Wyoming	2	153,515.15	0.09
Total	1,357	177,384,460.75	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	1	54,925.95	0.03
500	2	161,908.50	0.09
501 - 550	132	16,405,330.48	9.25
551 - 600	298	36,590,694.29	20.63
601 - 650	440	56,116,299.45	31.64
651 - 700	316	44,132,603.48	24.88
701 - 750	129	18,214,120.41	10.27
751 - 800	38	5,603,945.43	3.16
801 - 805	1	104,632.76	0.06
Total	1,357	177,384,460.75	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A+	689	96,915,632.21	54.64
A	314	40,367,096.61	22.76
A-	245	28,130,054.14	15.86
B	74	8,453,390.63	4.77
C	31	3,233,771.19	1.82
D	4	284,515.97	0.16
Total	1,357	177,384,460.75	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	1,344	176,945,284.49	99.75
Second Lien	13	439,176.26	0.25
Total	1,357	177,384,460.75	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Months	53	9,141,806.63	5.15
24 Months	9	1,191,495.76	0.67
27 Months	1	134,868.79	0.08
30 Months	3	641,015.62	0.36
36 Months	829	110,033,850.00	62.03
48 Months	1	158,987.66	0.09
60 Months	8	774,422.55	0.44
Miscellaneous	9	1,149,175.99	0.65
No Prepayment Penalty	444	54,158,837.75	30.53
Total	1,357	177,384,460.75	100.00

Section 32 Loans	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Section 32 Loans	1,357	177,384,460.75	100.00
Total	1,357	177,384,460.75	100.00

Initial Group II Mortgage Loans

As of the Cut-off Date

NUMBER OF LOANS:	2,310					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$315,191,581					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$136,640.35		$25,000.00		$465,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$136,446.57		$24,978.40		$465,000.00	
WAVG CURRENT LOAN RATE:	7.643	%	4.875	%	12.500	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.290	%	1.240	%	10.499	%
WAVG MINIMUM LOAN RATE:	6.629	%	3.125	%	12.000	%
WAVG MAXIMUM LOAN RATE:	14.170	%	10.875	%	19.500	%
WAVG INITIAL PERIODIC RATE CAP:	1.313	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.026	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	27	months	1	months	60	months
WAVG ORIGINAL COMBINED LTV:	80.44	%	8.73	%	100.00	%
WAVG CREDIT SCORE:	608		411		813	
WAVG ORIGINAL TERM:	356	months	120	months	360	months
WAVG REMAINING TERM:	355	months	118	months	360	months
WAVG SEASONING:	2	months	0	months	83	months
TOP PROPERTY STATE CONC ($):	21.26 % California, 10.67 % Florida, 7.18 % Virginia					
MAXIMUM ZIP CODE CONC ($):	0.45 % 95828					
FIRST PAY DATE:			Nov 01, 1996		Oct 01, 2003	
MATURITY DATE:			Jul 01, 2013		Sep 01, 2033	

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
24,978.40 - 50,000.00	54	2,410,774.52	0.76
50,000.01 - 100,000.00	815	61,948,955.94	19.65
100,000.01 - 150,000.00	641	79,390,793.04	25.19
150,000.01 - 200,000.00	389	67,866,418.07	21.53
200,000.01 - 250,000.00	224	50,388,050.91	15.99
250,000.01 - 300,000.00	139	37,824,394.43	12.00
300,000.01 - 350,000.00	44	13,806,415.49	4.38
350,000.01 - 400,000.00	3	1,090,778.63	0.35
450,000.01 - 465,000.00	1	465,000.00	0.15
Total	2,310	315,191,581.03	100.00

Original Combined LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.73 - 10.00	1	27,478.55	0.01
20.01 - 25.00	8	515,119.45	0.16
25.01 - 30.00	10	663,957.72	0.21
30.01 - 35.00	4	332,355.21	0.11
35.01 - 40.00	13	1,077,414.06	0.34
40.01 - 45.00	14	1,558,448.92	0.49
45.01 - 50.00	24	2,998,779.84	0.95
50.01 - 55.00	24	3,063,371.81	0.97
55.01 - 60.00	44	4,416,158.69	1.40
60.01 - 65.00	83	11,799,632.85	3.74
65.01 - 70.00	135	16,723,225.33	5.31
70.01 - 75.00	178	22,514,543.41	7.14
75.01 - 80.00	854	120,862,906.52	38.35
80.01 - 85.00	276	37,796,464.97	11.99
85.01 - 90.00	521	74,434,506.18	23.62
90.01 - 95.00	78	10,260,071.39	3.26
95.01 - 100.00	43	6,147,146.13	1.95
Total	2,310	315,191,581.03	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
118 - 120	6	445,821.55	0.14
133 - 144	2	200,240.69	0.06
169 - 180	50	4,699,896.12	1.49
229 - 240	13	1,400,992.74	0.44
277 - 288	3	357,603.38	0.11
289 - 300	2	135,599.16	0.04
337 - 348	1	59,891.36	0.02
349 - 360	2,233	307,891,536.03	97.68
Total	2,310	315,191,581.03	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.875 - 5.000	1	229,433.25	0.07
5.001 - 5.500	25	4,103,612.19	1.30
5.501 - 6.000	143	23,196,142.61	7.36
6.001 - 6.500	237	38,744,285.44	12.29
6.501 - 7.000	377	57,082,708.32	18.11
7.001 - 7.500	348	47,511,969.79	15.07
7.501 - 8.000	326	42,320,108.78	13.43
8.001 - 8.500	251	31,437,728.09	9.97
8.501 - 9.000	187	24,444,955.31	7.76
9.001 - 9.500	131	15,609,020.41	4.95
9.501 - 10.000	118	13,786,717.46	4.37
10.001 - 10.500	56	6,215,124.98	1.97
10.501 - 11.000	74	6,886,932.56	2.18
11.001 - 11.500	23	2,288,289.08	0.73
11.501 - 12.000	11	1,101,949.14	0.35
12.001 - 12.500	2	232,603.62	0.07
Total	2,310	315,191,581.03	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.240 - 2.000	1	156,973.91	0.06
2.001 - 3.000	9	1,761,998.81	0.62
3.001 - 4.000	201	35,855,317.19	12.64
4.001 - 5.000	651	96,150,019.73	33.89
5.001 - 6.000	595	80,336,800.80	28.32
6.001 - 7.000	397	49,264,723.53	17.37
7.001 - 8.000	132	14,778,637.49	5.21
8.001 - 9.000	45	4,944,329.67	1.74
9.001 - 10.000	2	240,977.56	0.08
10.001 - 10.499	1	182,644.87	0.06
Total	2,034	283,672,423.56	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.875 - 11.000	1	229,433.25	0.08
11.001 - 12.000	132	22,378,533.83	7.89
12.001 - 13.000	426	68,861,798.47	24.28
13.001 - 14.000	425	59,489,003.52	20.97
14.001 - 15.000	344	46,753,502.52	16.48
15.001 - 16.000	341	44,479,161.61	15.68
16.001 - 17.000	214	25,850,625.82	9.11
17.001 - 18.000	116	12,177,417.54	4.29
18.001 - 19.000	33	3,220,343.38	1.14
19.001 - 19.500	2	232,603.62	0.08
Total	2,034	283,672,423.56	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.125 - 4.000	55	9,872,357.54	3.48
4.001 - 5.000	334	53,071,144.32	18.71
5.001 - 6.000	408	57,707,852.11	20.34
6.001 - 7.000	387	55,573,679.03	19.59
7.001 - 8.000	366	47,643,085.79	16.80
8.001 - 9.000	250	32,321,565.48	11.39
9.001 - 10.000	134	16,705,905.33	5.89
10.001 - 11.000	79	8,801,099.89	3.10
11.001 - 12.000	21	1,975,734.07	0.70
Total	2,034	283,672,423.56	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,636	227,966,262.03	80.36
1.500	93	14,285,562.47	5.04
2.000	9	1,125,372.37	0.40
3.000	296	40,295,226.69	14.20
Total	2,034	283,672,423.56	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,939	269,167,528.23	94.89
1.500	95	14,504,895.33	5.11
Total	2,034	283,672,423.56	100.00

Next Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
October 2003	1	229,399.18	0.08
February 2004	1	66,299.33	0.02
November 2004	1	178,591.79	0.06
January 2005	2	306,766.88	0.11
February 2005	3	477,047.35	0.17
March 2005	5	527,105.64	0.19
April 2005	9	1,181,915.95	0.42
May 2005	27	3,495,561.26	1.23
June 2005	220	28,879,714.80	10.18
July 2005	403	60,007,475.62	21.15
August 2005	342	50,934,342.08	17.96
September 2005	172	25,641,068.21	9.04
December 2005	1	121,042.03	0.04
January 2006	1	51,806.36	0.02
February 2006	6	535,293.91	0.19
March 2006	7	1,195,288.98	0.42
April 2006	23	3,371,903.43	1.19
May 2006	26	2,621,423.87	0.92
June 2006	141	16,140,596.11	5.69
July 2006	293	40,770,203.10	14.37
August 2006	231	31,667,493.85	11.16
September 2006	115	14,957,900.00	5.27
July 2008	2	186,245.58	0.07
August 2008	1	59,338.25	0.02
September 2008	1	68,600.00	0.02
Total	2,034	283,672,423.56	100.00

Occupancy Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,200	303,941,401.22	96.43
Investor	92	9,433,023.64	2.99
Second Home	18	1,817,156.17	0.58
Total	2,310	315,191,581.03	100.00

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,693	218,471,202.54	69.31
Stated Documentation	581	91,983,894.65	29.18
Limited Documentation	36	4,736,483.84	1.50
Total	2,310	315,191,581.03	100.00

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,557	206,862,479.90	65.63
Purchase	560	83,209,511.22	26.40
Rate/Term Refinance	193	25,119,589.91	7.97
Total	2,310	315,191,581.03	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	1,824	245,406,936.86	77.86
PUD	185	31,779,963.30	10.08
Condo Low-Rise	101	13,401,295.78	4.25
Two-Four Family	71	11,768,306.25	3.73
Manufactured Housing	58	4,231,863.16	1.34
Single Family Attached	32	3,571,932.35	1.13
Townhouse	22	2,623,609.11	0.83
Condo High-Rise	17	2,407,674.22	0.76
Total	2,310	315,191,581.03	100.00

Amortization Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	2,291	311,632,672.32	98.87
Interest Only	11	2,462,100.00	0.78
Balloon	8	1,096,808.71	0.35
Total	2,310	315,191,581.03	100.00

Loan Types	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,183	171,395,997.55	54.38
3/27 6 Mo LIBOR ARM	845	111,492,843.00	35.37
Fixed Rate 30 Year	193	22,414,507.21	7.11
Fixed Rate 15 Year	42	3,603,087.41	1.14
Fixed Rate 5/25 Int Only	10	2,222,100.00	0.70
Fixed Rate 20 Year	13	1,400,992.74	0.44
Balloon 15/30	8	1,096,808.71	0.35
Fixed Rate 10 Year	6	445,821.55	0.14
5/25 6 Mo LIBOR ARM	4	314,183.83	0.10
5YR IO 2/28 6 Mo LIBOR ARM	1	240,000.00	0.08
6 Mo LIBOR ARM 30 Yr	1	229,399.18	0.07
Fixed Rate 12 Year	2	200,240.69	0.06
Fixed Rate 25 Year	2	135,599.16	0.04
Total	2,310	315,191,581.03	100.00

Index	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 Month LIBOR	2,034	283,672,423.56	90.00
Fixed Rate	276	31,519,157.47	10.00
Total	2,310	315,191,581.03	100.00

State Distribution	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alaska	11	2,299,895.99	0.73
Arizona	39	4,691,257.57	1.49
Arkansas	13	1,029,824.71	0.33
California	356	66,998,230.79	21.26
Colorado	41	5,832,489.11	1.85
Connecticut	59	9,362,253.10	2.97
Delaware	8	1,110,700.78	0.35
Florida	272	33,622,589.57	10.67
Georgia	145	19,065,337.90	6.05
Hawaii	6	1,078,049.79	0.34
Idaho	4	527,598.07	0.17
Illinois	107	15,031,848.05	4.77
Indiana	38	3,431,292.14	1.09
Iowa	24	2,006,665.45	0.64
Kansas	17	1,906,659.54	0.60
Kentucky	19	2,281,464.57	0.72
Louisiana	41	3,977,767.39	1.26
Maine	3	360,346.95	0.11
Maryland	83	14,438,798.79	4.58
Massachusetts	16	2,698,078.72	0.86
Michigan	80	7,839,621.31	2.49
Minnesota	14	1,653,890.24	0.52
Mississippi	27	1,944,356.04	0.62
Missouri	52	4,932,913.89	1.57
Montana	2	228,638.26	0.07
Nebraska	5	623,962.26	0.20
Nevada	32	4,664,853.39	1.48
New Hampshire	9	1,429,692.99	0.45
New Jersey	75	12,345,037.43	3.92
New Mexico	9	831,096.52	0.26
New York	70	11,308,569.40	3.59
North Carolina	37	3,621,614.72	1.15
North Dakota	2	135,922.60	0.04
Ohio	75	7,927,931.91	2.52
Oklahoma	11	939,086.61	0.30
Oregon	35	4,518,601.32	1.43
Pennsylvania	56	6,421,999.96	2.04
Rhode Island	5	783,124.63	0.25
South Carolina	15	1,708,036.13	0.54

(continued on the following page)

State Distribution (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
South Dakota	5	360,794.20	0.11
Tennessee	31	2,608,097.73	0.83
Texas	101	9,379,927.59	2.98
Utah	5	861,981.10	0.27
Vermont	1	140,671.55	0.04
Virginia	146	22,622,626.54	7.18
Washington	54	7,799,708.72	2.47
West Virginia	11	1,051,170.80	0.33
Wisconsin	39	4,500,250.88	1.43
Wyoming	4	256,253.33	0.08
Total	2,310	315,191,581.03	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	5	510,152.14	0.16
411 - 450	1	226,977.59	0.07
451 - 500	13	1,775,770.88	0.56
501 - 550	536	68,860,348.81	21.85
551 - 600	601	79,341,386.95	25.17
601 - 650	575	78,853,904.83	25.02
651 - 700	402	59,446,905.24	18.86
701 - 750	142	20,878,670.83	6.62
751 - 800	33	5,103,832.40	1.62
801 - 813	2	193,631.36	0.06
Total	2,310	315,191,581.03	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A+	835	120,861,950.60	38.35
A	410	57,798,665.33	18.34
A-	641	86,061,997.30	27.30
B	254	31,471,286.36	9.98
C	147	16,510,441.82	5.24
D	23	2,487,239.62	0.79
Total	2,310	315,191,581.03	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	2,310	315,191,581.03	100.00
Total	2,310	315,191,581.03	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Months	11	2,552,726.56	0.81
24 Months	828	118,028,403.51	37.45
27 Months	5	755,458.28	0.24
30 Months	4	790,376.01	0.25
36 Months	736	92,357,616.41	29.30
Miscellaneous	75	10,773,292.65	3.42
No Prepayment Penalty	651	89,933,707.61	28.53
Total	2,310	315,191,581.03	100.00

Section 32 Loans	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Section 32 Loans	2,310	315,191,581.03	100.00
Total	2,310	315,191,581.03	100.00

Initial Group III Mortgage Loans

As of the Cut-off Date

NUMBER OF LOANS:	291					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$119,704,708					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$412,015.30		$25,000.00		$1,408,200.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$411,356.38		$24,905.65		$1,405,768.32	
WAVG CURRENT LOAN RATE:	7.307	%	5.125	%	13.625	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.066	%	3.125	%	8.180	%
WAVG MINIMUM LOAN RATE:	6.182	%	3.500	%	10.750	%
WAVG MAXIMUM LOAN RATE:	13.756	%	11.125	%	17.750	%
WAVG INITIAL PERIODIC RATE CAP:	1.207	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.035	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	26	months	1	months	59	months
WAVG ORIGINAL COMBINED LTV:	76.20	%	21.78	%	100.00	%
WAVG CREDIT SCORE:	614		497		808	
WAVG ORIGINAL TERM:	355	months	180	months	360	months
WAVG REMAINING TERM:	353	months	158	months	360	months
WAVG SEASONING:	2	months	0	months	80	months

TOP PROPERTY STATE CONC ($): 40.03 % California, 9.81 % Virginia, 8.63 % Maryland
MAXIMUM ZIP CODE CONC ($): 1.56 % 20854

	Minimum	Maximum
FIRST PAY DATE:	Feb 01, 1997	Oct 01, 2003
MATURITY DATE:	Nov 01, 2016	Sep 01, 2033

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
24,905.65 - 50,000.00	12	447,546.18	0.37
50,000.01 - 100,000.00	11	808,109.70	0.68
100,000.01 - 150,000.00	8	1,024,269.74	0.86
150,000.01 - 200,000.00	4	687,520.49	0.57
200,000.01 - 250,000.00	5	1,063,157.16	0.89
250,000.01 - 300,000.00	1	294,275.26	0.25
300,000.01 - 350,000.00	50	16,841,659.87	14.07
350,000.01 - 400,000.00	80	30,124,020.59	25.17
400,000.01 - 450,000.00	21	9,018,390.80	7.53
450,000.01 - 500,000.00	28	13,470,129.10	11.25
500,000.01 - 550,000.00	12	6,284,457.03	5.25
550,000.01 - 600,000.00	29	16,959,201.91	14.17
600,000.01 - 650,000.00	14	8,922,551.64	7.45
650,000.01 - 700,000.00	3	2,030,714.11	1.70
700,000.01 - 750,000.00	3	2,244,695.57	1.88
750,000.01 - 800,000.00	4	3,159,376.13	2.64
800,000.01 - 850,000.00	1	839,071.21	0.70
900,000.01 - 950,000.00	2	1,867,140.94	1.56
1,000,000.01 - 1,050,000.00	1	1,039,401.64	0.87
1,150,000.01 - 1,200,000.00	1	1,173,250.51	0.98
1,400,000.01 - 1,405,768.32	1	1,405,768.32	1.17
Total	291	119,704,707.90	100.00

Original Combined LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21.78 - 25.00	1	391,762.53	0.33
30.01 - 35.00	1	173,771.93	0.15
35.01 - 40.00	1	674,334.42	0.56
40.01 - 45.00	4	2,371,944.68	1.98
45.01 - 50.00	1	649,541.24	0.54
50.01 - 55.00	4	2,057,231.69	1.72
55.01 - 60.00	7	4,587,284.38	3.83
60.01 - 65.00	15	8,208,727.87	6.86
65.01 - 70.00	22	12,049,263.28	10.07
70.01 - 75.00	39	18,800,874.65	15.71
75.01 - 80.00	97	36,920,820.03	30.84
80.01 - 85.00	25	9,535,050.89	7.97
85.01 - 90.00	55	19,385,156.03	16.19
90.01 - 95.00	10	2,831,538.10	2.37
95.01 - 100.00	9	1,067,406.18	0.89
Total	291	119,704,707.90	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
158 - 168	3	248,159.26	0.21
169 - 180	12	1,950,022.49	1.63
229 - 240	11	1,079,148.10	0.90
277 - 288	1	93,938.10	0.08
289 - 300	2	822,506.47	0.69
337 - 348	1	357,551.26	0.30
349 - 360	261	115,153,382.22	96.20
Total	291	119,704,707.90	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.125 - 5.500	6	2,480,936.27	2.07
5.501 - 6.000	25	9,561,647.83	7.99
6.001 - 6.500	43	17,484,088.81	14.61
6.501 - 7.000	61	26,246,739.43	21.93
7.001 - 7.500	51	23,645,777.83	19.75
7.501 - 8.000	32	13,999,403.67	11.69
8.001 - 8.500	26	12,407,151.61	10.36
8.501 - 9.000	19	7,092,122.58	5.92
9.001 - 9.500	7	3,099,506.25	2.59
9.501 - 10.000	7	2,568,497.75	2.15
10.501 - 11.000	5	490,004.31	0.41
11.001 - 11.500	2	187,137.81	0.16
11.501 - 12.000	3	292,620.21	0.24
12.001 - 12.500	2	62,702.24	0.05
12.501 - 13.000	1	24,905.65	0.02
13.501 - 13.625	1	61,465.65	0.05
Total	291	119,704,707.90	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.125 - 4.000	35	14,760,466.67	16.44
4.001 - 5.000	81	35,653,442.63	39.71
5.001 - 6.000	51	25,199,166.24	28.07
6.001 - 7.000	18	8,873,394.73	9.88
7.001 - 8.000	12	4,798,453.56	5.34
8.001 - 8.180	1	493,607.66	0.55
Total	198	89,778,531.49	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.125 - 12.000	20	7,671,482.81	8.54
12.001 - 13.000	51	23,541,352.24	26.22
13.001 - 14.000	59	25,774,108.14	28.71
14.001 - 15.000	31	15,099,041.52	16.82
15.001 - 16.000	28	13,491,046.79	15.03
16.001 - 17.000	8	4,107,561.89	4.58
17.001 - 17.750	1	93,938.10	0.10
Total	198	89,778,531.49	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.500 - 4.000	9	3,514,962.96	3.92
4.001 - 5.000	39	17,869,057.99	19.90
5.001 - 6.000	57	25,373,187.21	28.26
6.001 - 7.000	42	19,959,715.28	22.23
7.001 - 8.000	27	12,243,073.73	13.64
8.001 - 9.000	21	9,941,462.23	11.07
9.001 - 10.000	2	783,133.99	0.87
10.001 - 10.750	1	93,938.10	0.10
Total	198	89,778,531.49	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	162	75,668,650.11	84.28
1.500	16	6,166,767.19	6.87
2.000	1	358,660.83	0.40
3.000	19	7,584,453.36	8.45
Total	198	89,778,531.49	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	181	83,517,826.20	93.03
1.500	17	6,260,705.29	6.97
Total	198	89,778,531.49	100.00

Next Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
October 2003	1	389,859.80	0.43
January 2004	1	93,938.10	0.10
November 2004	1	361,922.34	0.40
April 2005	6	2,221,551.96	2.47
May 2005	5	2,059,068.26	2.29
June 2005	18	9,178,211.74	10.22
July 2005	53	25,246,179.68	28.12
August 2005	44	20,982,312.32	23.37
September 2005	9	3,977,610.00	4.43
February 2006	1	218,426.90	0.24
May 2006	5	1,541,914.09	1.72
June 2006	12	5,404,886.29	6.02
July 2006	25	11,207,815.15	12.48
August 2006	13	5,113,381.65	5.70
September 2006	2	964,999.00	1.07
July 2008	1	336,888.14	0.38
August 2008	1	479,566.07	0.53
Total	198	89,778,531.49	100.00

Occupancy Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	288	118,141,337.39	98.69
Investor	2	1,064,194.22	0.89
Second Home	1	499,176.29	0.42
Total	291	119,704,707.90	100.00

Documentation Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	175	71,041,363.91	59.35
Stated Documentation	97	38,586,367.58	32.23
Limited Documentation	19	10,076,976.41	8.42
Total	291	119,704,707.90	100.00

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	201	86,965,600.02	72.65
Purchase	71	26,270,629.18	21.95
Rate/Term Refinance	19	6,468,478.70	5.40
Total	291	119,704,707.90	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	225	89,877,484.99	75.08
PUD	43	20,326,516.24	16.98
Two-Four Family	7	3,574,339.55	2.99
Condo Low-Rise	8	3,029,585.80	2.53
Single Family Attached	3	1,362,212.80	1.14
Condo High-Rise	2	875,215.26	0.73
Townhouse	1	557,747.63	0.47
Manufactured Housing	2	101,605.63	0.08
Total	291	119,704,707.90	100.00

Amortization Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	261	110,440,368.70	92.26
Interest Only	20	7,903,050.99	6.60
Balloon	10	1,361,288.21	1.14
Total	291	119,704,707.90	100.00

Loan Types	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	136	63,763,243.14	53.27
3/27 6 Mo LIBOR ARM	59	24,808,974.34	20.73
Fixed Rate 30 Year	46	18,428,609.10	15.40
Fixed Rate 5/25 Int Only	19	7,397,730.99	6.18
Balloon 15/30	10	1,361,288.21	1.14
Fixed Rate 20 Year	11	1,079,148.10	0.90
Fixed Rate 25 Year	2	822,506.47	0.69
5/25 6 Mo LIBOR ARM	2	816,454.21	0.68
Fixed Rate 5/10 Int Only	1	505,320.00	0.42
6 Mo LIBOR ARM 30 Yr	1	389,859.80	0.33
Fixed Rate 15 Year	4	331,573.54	0.28
Total	291	119,704,707.90	100.00

Index	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 Month LIBOR	198	89,778,531.49	75.00
Fixed Rate	93	29,926,176.41	25.00
Total	291	119,704,707.90	100.00

State Distribution	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	5	1,608,397.46	1.34
Arkansas	1	598,552.01	0.50
California	110	47,917,373.14	40.03
Colorado	4	2,148,746.30	1.80
Connecticut	10	4,533,123.49	3.79
Delaware	1	599,410.00	0.50
Florida	12	4,282,070.75	3.58
Georgia	7	2,616,208.45	2.19
Illinois	12	3,837,283.26	3.21
Indiana	1	53,836.45	0.04
Iowa	2	238,027.33	0.20
Kansas	2	959,753.90	0.80
Maryland	21	10,327,725.85	8.63
Massachusetts	9	3,938,054.37	3.29
Michigan	2	1,117,029.44	0.93
Mississippi	2	164,114.80	0.14
Missouri	2	1,239,071.21	1.04
Nevada	7	2,340,627.81	1.96
New Jersey	10	4,053,653.54	3.39
New York	11	5,716,529.38	4.78
North Carolina	4	2,075,518.12	1.73
Ohio	3	413,066.65	0.35
Oklahoma	1	120,291.53	0.10
Oregon	1	375,411.60	0.31
Pennsylvania	4	1,553,540.32	1.30
South Carolina	1	396,441.28	0.33
Tennessee	3	341,389.01	0.29
Texas	9	2,674,213.75	2.23
Utah	1	93,938.10	0.08
Virginia	28	11,748,868.23	9.81
Washington	4	1,023,298.63	0.85
Wisconsin	1	599,141.74	0.50
Total	291	119,704,707.90	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
497 - 500	1	207,596.43	0.17
501 - 550	41	15,757,386.39	13.16
551 - 600	72	34,825,223.96	29.09
601 - 650	99	40,883,249.89	34.15
651 - 700	58	21,987,424.50	18.37
701 - 750	14	3,401,828.75	2.84
751 - 800	5	2,144,358.63	1.79
801 - 808	1	497,639.35	0.42
Total	291	119,704,707.90	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
A+	132	50,783,630.00	42.42
A	81	36,574,633.16	30.55
A-	57	23,505,133.78	19.64
B	14	6,360,915.24	5.31
C	7	2,480,395.72	2.07
Total	291	119,704,707.90	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	276	118,885,774.81	99.32
Second Lien	15	818,933.09	0.68
Total	291	119,704,707.90	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Months	2	1,647,499.78	1.38
24 Months	86	42,512,346.99	35.51
27 Months	6	2,616,408.19	2.19
30 Months	1	785,000.00	0.66
36 Months	83	34,387,692.12	28.73
60 Months	15	1,575,321.97	1.32
Miscellaneous	9	4,218,057.74	3.52
No Prepayment Penalty	89	31,962,381.11	26.70
Total	291	119,704,707.90	100.00

Section 32 Loans	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Section 32 Loans	291	119,704,707.90	100.00
Total	291	119,704,707.90	100.00